FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated August 9, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 9, 2012

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	August 9, 2012

Consolidated Net Revenue grows by 30% to Rs.43,324 crores

Consolidated PBT grows by 36% to Rs 3,183 crores

JLR declares maiden dividend post acquisition, of GBP 150 million in August, 2012

Consolidated Financial Results for the quarter ended June 30, 2012

Mumbai August 9, 2012: Tata Motors today reported consolidated revenues (net of excise) of Rs.43,324 crores for the quarter ended June 30, 2012, posting a growth of 30.1% over Rs.33,289 crores in the corresponding quarter of the previous year on the back of strong growth in volumes of new products and favorable market mix at Jaguar Land Rover (JLR). The Consolidated Profit before Exceptional item and Tax was Rs.3,623 crores, posting a growth of 50.8% over Rs.2,403 crores in the corresponding quarter of the previous year. The Consolidated Profit before Tax (PBT) for the quarter was Rs.3,183 crores, compared to Rs.2,346 crores for the corresponding quarter of the previous year. The Consolidated Profit/loss (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.2,245 crores, as compared to Rs.2,000 crores in the corresponding quarter of the previous year. JLR tax expense for the quarter ended June 30, 2011, was lower consequent to utilization of past tax losses.

The Consolidated Profit for the quarter ended June 30, 2012, was impacted by Exceptional items of Rs.441 crores (loss of Rs.57 crores in corresponding period last year) on account of exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans arising from the depreciation of Indian Rupee (INR).

Tata Motors Stand-alone Financial Results for the quarter ended June 30, 2012

Tata Motors standalone revenues (net of excise) were for the quarter ended June 30, 2012 of Rs.10,586 crores as compared to Rs.11,624 crores in the corresponding period last year. Weak macroeconomic parameters, excise duty increases and poor availability of freight, resulted in pressure on volumes in the MHCV segment. Further, competitive pressures on pricing in certain commercial and passenger vehicle segments and lower volumes, impacted the operating margins. Operating margin was 7.3% for the quarter ended June 30, 2012, as compared to 8.8% for the corresponding period last year. The Operating Profit (EBITDA) stood at Rs.774 crores in the quarter ended June 30, 2012, as compared to Rs.1,020 crores in the corresponding period last year.

The PBT for the quarter ended June 30, 2012 is Rs.237 crores as compared to Rs.466 crores in the corresponding period last year and the PAT for the quarter is Rs.205 crores as compared to Rs.401 crores in the corresponding period last year. The PBT and PAT for the quarter ended June 30, 2012, were adversely impacted by exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans arising from the depreciation of Indian Rupee (INR), of Rs.161 crores (Gain of Rs.2 crores in corresponding period last year).

Tata Motors’ sales (including exports) of commercial and passenger vehicles for the quarter ended June 30, 2012, stood at 190,483 units, representing a decline of 3.6%, as compared to the corresponding period last year.

In the domestic market, the Company’s Commercial vehicles sales for the quarter ended June 30, 2012, stood at 114,710 units, a growth of 1.3% over the corresponding period last year. Growth was driven by small commercial vehicles and was supported by improved production through our facilities in Pantnagar and Dharwad. The Company’s market share in commercial vehicles was 56.2% for the quarter ended June 30, 2012.

In the domestic market, the Company’s Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, stood at 62,619 units for the quarter ended June 30, 2012, a decrease of 9.9% over the corresponding period last year. The Company continues focus on marketing initiatives and network actions and the sales & service process. The market share in Passenger vehicles for quarter ended June 30, 2012, stood at 9.8%.

Jaguar Land Rover PLC - (figures as per IFRS)

Jaguar Land Rover Sales for the quarter ended June 30, 2012, grew 34.4% to 83,452 units. Of this, the Jaguar volumes for the period stood at 11,774 units and Land Rover volumes stood at 71,678 units. Growth in volumes was driven by sales of the new Range Rover Evoque and strong demand from China, which grew 91% year-on-year. Sales from the China region comprised 22.2% of total volumes for the quarter ended June 30, 2012, as against 15.7% for the corresponding period last year.

Revenues for the quarter ended June 30, 2012 of GBP 3,638 million, represented a growth of 34.6% over GBP 2,703 million in the corresponding quarter last year. Operating margins for the quarter ended June 30, 2012, stood at 14.5% and an Operating Profit (EBITDA) of GBP 527 million in the quarter, a growth of 45.6% over GBP 362 million in the corresponding quarter last year. Continued strong revenue and operating profit performance were supported by demand for new products, improved market mix, and favourable exchange rate environment. The PBT for the quarter is GBP 333 million (GBP 251 million in the corresponding quarter last year) and the PAT for the quarter is GBP 236 million (GBP 220 million in the corresponding quarter last year).

In August 2012, JLR declared a dividend of GBP 150 million (equivalent to Rs 1,290 crores).

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 217 billion and recorded a Net profit of KRW 3 billion in the quarter ended June 30, 2012.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.623 crores and reported a Profit After Tax of Rs.73 crores the quarter ended June 30, 2012.

News Release – 2	August 9, 2012

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying “Statement of Consolidated Unaudited Financial Results for the Quarter ended June 30, 2012” (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter ended June 30, 2012. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3.	a)	Attention is invited to Note 8 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to 48.05 crores (debit) (net of tax of 14.37 crores) for the quarter ended June 30, 2012 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

	b)	The Statement reflects the Group’s share of Revenues of 32,125.47 crores for the quarter ended June 30, 2012 and the Group’s share of Profit after tax (net) of 2,620.69 crores for the quarter ended June 30, 2012, relating to subsidiaries. Financial statements and other financial information of these subsidiaries have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of the other auditors.

	c)	The financial statements of twelve subsidiaries and one joint venture which reflect the Group’s share of Revenues of 173.53 crores and 398.59 crores for the quarter ended June 30, 2012 respectively, Group’s share of Loss after tax (net) of 30.74 crores and 36.14 crores for the quarter ended June 30, 2012 respectively, and the financial statements of four associates which reflect the Group’s share of Loss after tax (net) of 43.93 crores for the quarter ended June 30, 2012 have not been reviewed by their auditors.

4)	Based on our review and read with our comments in paragraph 3(a) and 3(b) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5)	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, August 09, 2012.

News Release – 3	August 9, 2012

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

( in crores)

	Particulars	Quarter ended			Year ended March 31, 2012
		June 30, 2012	March 31, 2012	June 30, 2011
		Unaudited	Unaudited	Unaudited	Audited
1	Income from operations
	(a) Sales / Income from operations	44,176.85	52,178.83	34,060.59	169,877.61
	Less : Excise duty	1,005.72	1,570.19	952.47	5,023.09
	Net Sales / Income from operations	43,171.13	50,608.64	33,108.12	164,854.52
	(b) Other operating income	152.48	299.26	180.68	799.97
	Total income from operations (net)	43,323.61	50,907.90	33,288.80	165,654.49
2	Expenses
	(a) Cost of materials consumed	26,797.51	30,211.57	20,394.98	100,797.44
	(b) Purchase of products for sale	2,913.90	2,909.69	2,593.44	11,205.86
	(c) Changes in inventories of finished goods,
	work-in-progress and products for sale	(1,962.03)	277.88	(1,053.20)	(2,535.72)
	(d) Employee benefits expense	3,789.69	3,633.21	2,592.45	12,298.45
	(e) Depreciation and amortisation	1,565.87	1,535.40	1,143.22	5,625.38
	(f) Product development / Engineering expenses	479.72	434.60	225.87	1,389.23
	(g) Other expenses	8,159.42	9,024.09	5,999.50	28,453.97
	(h) Amount capitalised	(2,609.48)	(2,327.62)	(1,700.08)	(8,265.98)
	(i) Total expenses	39,134.60	45,698.82	30,196.18	148,968.63
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)	4,189.01	5,209.08	3,092.62	16,685.86
4	Other income	238.60	158.58	165.79	661.77
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	4,427.61	5,367.66	3,258.41	17,347.63
6	Finance costs	804.39	772.09	855.61	2,982.22
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)	3,623.22	4,595.57	2,402.80	14,365.41
8	Exceptional items
	(a) Exchange loss / (gain) (net) including on revaluation
	of foreign currency borrowings, deposits and loans	440.53	(6.18)	56.99	654.11
	(b) Goodwill impairment and other costs	—	177.43	—	177.43
9	Profit from ordinary activities before tax (7 - 8)	3,182.69	4,424.32	2,345.81	13,533.87
10	Tax expense / (credit)	868.82	(1,826.08)	351.91	(40.04)
11	Net profit from ordinary activities after tax (9 - 10)	2,313.87	6,250.40	1,993.90	13,573.91
12	Extraordinary items (net of tax expenses Nil)	—	—	—	—
13	Net profit for the period (11 + 12)	2,313.87	6,250.40	1,993.90	13,573.91
14	Share of profit / (loss) of associates (net)	(41.35)	7.53	9.63	24.92
15	Minority interest	(27.61)	(23.93)	(3.91)	(82.33)

Particulars			Quarter ended			Year ended March 31,
			June 30,	March 31,	June 30,
			2012	2012	2011	2012
			Unaudited	Unaudited	Unaudited	Audited
16	Net profit after taxes, minority interest and share of profit of associates (13 + 14 + 15)		2,244.91	6,234.00	1,999.62	13,516.50
17	Paid-up equity share capital (face value of 2 each) ( 10 as at June 30, 2011)		637.98	634.75	634.75	634.75
18	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					32,422.28
19	Earnings per share (EPS) (refer note 2 below)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	7.04	19.63	6.29	42.58
	(b)	Diluted EPS before and after extraordinary items	7.04	18.75	6.02	40.71
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	7.14	19.73	6.39	42.68
	(b)	Diluted EPS before and after extraordinary items	7.14	18.85	6.12	40.81
			(Not annualised)	(Not annualised)	(Not annualised)

8

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2012

Particulars			Quarter ended			Year ended March 31,
			June 30,	March 31,	June 30,
			2012	2012	2011	2012
			Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	132,15,50,151	131,91,28,890	24,64,70,424	131,91,28,890
		- Percentage of shareholding	48.81%	49.00%	45.78%	49.00%
	B.	‘A’ Ordinary shares
		- Number of shares	47,21,38,742	46,33,32,667	8,75,51,169	46,33,32,667
		- Percentage of shareholding	97.96%	96.14%	90.84%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	7,85,00,000	7,85,00,000	3,80,00,000	7,85,00,000
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.35%	8.38%	20.26%	8.38%
		- Percentage of shareholding (as a % of the total share capital of the Company)	2.90%	2.92%	7.06%	2.92%
	(b)	Non-encumbered
		- Number of shares	86,14,56,205	85,85,56,205	14,95,37,926	85,85,56,205
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.65%	91.62%	79.74%	91.62%
		- Percentage of shareholding (as a % of the total share capital of the Company)	31.81%	31.90%	27.78%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		- Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	98,20,448	1,86,00,448	88,35,302	1,86,00,448
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		- Percentage of shareholding (as a % of the total share capital of the Company)	2.04%	3.86%	9.16%	3.86%
Particulars			Quarter ended June 30, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	2
		Received during the quarter	16
		Disposed off during the quarter	13
		Remaining unresolved at the end of the quarter	5

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.

2)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share for the quarter ended June 30, 2011 have been restated to make them comparable.

3)	During the quarter ended June 30, 2012, the Company has allotted :

(a)	25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and

(b)	22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,60,95,391 Ordinary shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

4)	Subsequent to the quarter ended June 30, 2012, the Company has repaid 4,729 notes of Convertible Alternative Reference Securities (CARS) including redemption premium, totaling US $ 623.38 million ( 3,493.83 crores) on due date.

5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The High Court has allowed the State Government to appeal in Supreme Court of India within two months from the date of High Court’s judgement. The State Government has filed an appeal, which is yet to be heard. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

6)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011 were amortised till March 31, 2012.

7)	The tax credit for the quarter and year ended March 31, 2012 is net of GBP 225 million ( 1,793.66 crores) being credit for carry forward income tax losses accounted in a subsidiary company. Further, the tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.

8)	During the quarter ended June 30, 2012, an amount of 48.05 crores (debit), net of tax credit of 14.37 crores ( 43.35 crores (debit), net of tax Nil for the quarter ended June 30, 2011), being changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, has been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

( in crores)

			Quarter ended			Year ended March 31, 2012
			June 30, 2012	March 31, 2012	June 30, 2011
			Unaudited	Unaudited	Unaudited	Audited
A.		Segment revenues :
		Total income from operations (net)
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	11,850.33	17,673.99	13,142.99	59,921.24
		- Jaguar and Land Rover	31,209.59	33,019.91	19,877.58	104,750.93
		Less: Intra segment eliminations	(12.69)	(43.11)	(10.20)	(67.89)

		-Total	43,047.23	50,650.79	33,010.37	164,604.28
	II.	Others	529.63	558.52	399.60	1,948.58

		Total segment revenue	43,576.86	51,209.31	33,409.97	166,552.86
		Less: Inter segment revenue	(253.25)	(301.41)	(121.17)	(898.37)

		Net income from operations	43,323.61	50,907.90	33,288.80	165,654.49

B.		Segment results before other income, finance costs, exceptional items and tax :
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	760.75	1,531.85	915.47	4,152.00
		- Jaguar and Land Rover	3,359.75	3,655.99	2,137.14	12,359.45
		Less: Intra segment eliminations	—	—	—	—

		-Total	4,120.50	5,187.84	3,052.61	16,511.45
	II.	Others	98.13	80.26	52.98	294.88

		Total segment results	4,218.63	5,268.10	3,105.59	16,806.33
		Less: Inter segment eliminations	(29.62)	(59.02)	(12.97)	(120.47)

		Net segment results	4,189.01	5,209.08	3,092.62	16,685.86
		Add / (Less) : Other income	238.60	158.58	165.79	661.77
		Add / (Less) : Finance costs	(804.39)	(772.09)	(855.61)	(2,982.22)
		Add / (Less) : Exceptional items	(440.53)	(171.25)	(56.99)	(831.54)

		Total profit before tax	3,182.69	4,424.32	2,345.81	13,533.87

C.		Capital employed (segment assets less segment liabilities) :
				As at June 30,	As at June 30,	As at March 31,
				2012	2011	2012
				Unaudited	Unaudited	Audited
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof		42,390.61	32,375.56	38,062.56
		- Jaguar and Land Rover		34,831.53	23,783.12	31,265.66
		Less: Intra segment eliminations		—	—	—

		-Total		77,222.14	56,158.68	69,328.22
	II.	Others		972.61	914.03	980.75

		Total capital employed		78,194.75	57,072.71	70,308.97
		Less: Inter segment eliminations		(460.55)	(310.17)	(414.12)

		Net segment capital employed		77,734.20	56,762.54	69,894.85
		Add / (Less) : Unallocable assets / (liabilities) (net)		(40,982.17)	(35,742.63)	(36,744.92)

		Capital employed		36,752.03	21,019.91	33,149.93

10)	Public shareholding of Ordinary shares as on June 30, 2012 excludes 16.48% (19.38% as on June 30, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.

11)	Figures for the quarter ended March 31, 2012, represent the difference between the audited figures in respect of the full financial year and the unaudited figures of nine months ended December 31, 2011.

12)	The Statutory Auditors have carried out limited review of the above results for the quarter ended June 30, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 9, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, August 9, 2012	Chairman

News Release – 4	August 9, 2012

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying “Statement of Standalone Audited Financial Results for the Quarter ended June 30, 2012” (“the Statement”) of TATA MOTORS LIMITED (“the Company”), attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter ended June 30, 2012.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
(Membership No.71387)

MUMBAI, August 09, 2012.

News Release – 5	August 9, 2012

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

		Quarter ended			Year ended March 31,
		June 30,	March 31,	June 30,
Particulars		2012	2012	2011	2012
(A)
1	Vehicle sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles	1,14,710	1,55,672	1,13,186	5,30,204
	Passenger cars and Utility vehicles	62,619	1,12,470	69,529	3,33,044
	Exports	13,154	17,877	14,891	63,105

		1,90,483	2,86,019	1,97,606	9,26,353

2	Vehicle production:(in Nos.)
	Commercial vehicles	1,29,148	1,66,871	1,31,128	5,91,262
	Passenger cars and Utility vehicles	65,083	98,664	60,137	2,86,537

		1,94,231	2,65,535	1,91,265	8,77,799

		( in crores)
		Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales / Income from operations	11,581.70	17,824.07	12,586.85	58,919.78
	Less: Excise duty	1,071.06	1,526.94	1,027.40	4,914.38
	Net sales / Income from operations	10,510.64	16,297.13	11,559.45	54,005.40
	(b) Other operating income	75.77	93.59	64.70	301.16
	Total income from operations (net)	10,586.41	16,390.72	11,624.15	54,306.56
2	Expenses
	(a) Cost of materials consumed	6,816.55	9,651.56	7,378.61	33,894.82
	(b) Purchase of products for sale	1,598.26	2,005.62	1,389.86	6,433.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	(982.01)	380.47	(537.28)	(623.84)
	(d) Employee benefits expense	706.86	692.48	621.10	2,691.45
	(e) Depreciation and amortisation	429.36	433.42	365.14	1,606.74
	(f) Product development / Engineering expenses	74.56	75.00	53.63	234.25
	(g) Other expenses	1,890.94	2,362.59	1,950.08	8,405.51
	(h) Amount capitalised	(218.56)	(263.27)	(198.44)	(907.13)
	Total expenses	10,315.96	15,337.87	11,022.70	51,735.75
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)	270.45	1,052.85	601.45	2,570.81
4	Other income	447.07	134.29	177.39	574.08
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	717.52	1,187.14	778.84	3,144.89
6	Finance costs	319.23	324.86	315.02	1,218.62
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)	398.29	862.28	463.82	1,926.27
8	Exceptional items
	(a) Exchange loss/ (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans	160.95	80.22	(2.44)	455.24
	(b) Provision for loan given to a subsidiary	—	130.00	—	130.00
9	Profit from ordinary activities before tax (7 - 8)	237.34	652.06	466.26	1,341.03
10	Tax expense	32.00	86.80	64.98	98.80
11	Net profit from ordinary activities after tax (9 - 10)	205.34	565.26	401.28	1,242.23
12	Extraordinary items (net of tax expenses Nil)	—	—	—	—
13	Net profit for the period (11 + 12)	205.34	565.26	401.28	1,242.23

14

14	Paid-up equity share capital (face value of 2 each) ( 10 as at June 30, 2011)		637.98	634.75	634.75	634.75
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					18,967.51
16	Earnings per share (EPS) (refer note 2 below)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	0.63	1.77	1.25	3.90
	(b)	Diluted EPS before and after extraordinary items	0.63	1.70	1.21	3.77
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	0.73	1.87	1.35	4.00
	(b)	Diluted EPS before and after extraordinary items	0.73	1.80	1.31	3.87

			(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times)					0.44
18	Interest service coverage ratio (no. of times)					2.77

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2012

Particulars			Quarter ended			Year ended March 31,
			June 30,	March 31,	June 30,
			2012	2012	2011	2012
			Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	132,15,50,151	131,91,28,890	24,64,70,424	131,91,28,890
		- Percentage of shareholding	48.81%	49.00%	45.78%	49.00%
	B.	‘A’ Ordinary shares
		- Number of shares	47,21,38,742	46,33,32,667	8,75,51,169	46,33,32,667
		- Percentage of shareholding	97.96%	96.14%	90.84%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	7,85,00,000	7,85,00,000	3,80,00,000	7,85,00,000
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.35%	8.38%	20.26%	8.38%
		- Percentage of shareholding (as a % of the total share capital of the Company)	2.90%	2.92%	7.06%	2.92%
	(b)	Non-encumbered
		- Number of shares	86,14,56,205	85,85,56,205	14,95,37,926	85,85,56,205
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.65%	91.62%	79.74%	91.62%
		- Percentage of shareholding (as a % of the total share capital of the Company)	31.81%	31.90%	27.78%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		- Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	98,20,448	1,86,00,448	88,35,302	1,86,00,448
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		- Percentage of shareholding (as a % of the total share capital of the Company)	2.04%	3.86%	9.16%	3.86%
Particulars			Quarter ended June 30, 2012
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	2
		Received during the quarter	16
		Disposed off during the quarter	13
		Remaining unresolved at the end of the quarter	5

Notes:-

1)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.

2)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share for the quarter ended June 30, 2011 have been restated to make it comparable.

3)	Other income for the quarter ended June 30, 2012 include dividend from subsidiary companies of 253.27 crores ( 66.54 crores for the quarter ended June 30, 2011).

4)	During the quarter ended June 30, 2012, the Company has allotted :

(a) 25 Ordinary shares and 26,075 ‘A’ Ordinary shares out of shares held in abeyance; and

(b) 22,370 Ordinary shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012 and 1,60,95,391 Ordinary shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

5)	During the quarter ended June 30, 2012, TML Holdings Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 24,43,536 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of 1,378.95 crores.

6)	Subsequent to the quarter ended June 30, 2012, the Company has repaid 4,729 notes of Convertible Alternative Reference Securities (CARS) including redemption premium, totaling US $ 623.38 million ( 3,493.83 crores) on due date.

7)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The High Court has allowed the State Government to appeal in Supreme Court of India within two months from the date of High Court’s judgement. The State Government has filed an appeal, which is yet to be heard. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

8)	The Ministry of Corporate Affairs on December 29, 2011, issued a notification amending Accounting Standard (AS) 11- The Effects of Changes in Foreign Exchange Rates, with effect from April 1, 2011, to extend amortisation period of the exchange differences on long term foreign currency monetary items (other than those relating to acquisition of depreciable capital assets) over the balance period till maturity or March 31, 2020, whichever is earlier. Such exchange differences upto September 30, 2011 were amortised till March 31, 2012.

9)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

10)	Public shareholding of Ordinary shares as on June 30, 2012 excludes 16.48% (19.38% as on June 30, 2011 and 16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.

11)	Figures for the quarter ended March 31, 2012, represent the difference between the audited figures in respect of the full financial year and the audited figures of nine months ended December 31, 2011.

12)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B) and Part II for the quarter ended June 30, 2012.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 9, 2012.

Tata Motors Limited

Ratan N Tata
Mumbai, August 9, 2012	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.